

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 22, 2014

Via E-mail
W. Brinkley Dickerson, Jr.
Troutman Sanders LLP
600 Peachtree Street, NE, Suite 5200
Atlanta, GA 30308

 Re: Atlanticus Holdings Corporation
 Amendment No. 1 to Schedule TO-I
 Filed July 15, 2014
 File No. 005-85199

Dear Mr. Dickerson:

We have reviewed the above-referenced filing and the response letter dated July 17, 2014.

1. We have considered the analysis submitted in support of the positions expressed in the above-captioned response letter dated July 17, 2014. Without expressing an opinion as to whether or not the amended tender offer is compliant with the applicable tender offer provisions identified in that response letter, or agreeing or disagreeing with any or the analysis and positions set forth therein, particularly with respect to Atlanticus' use of a novel pricing mechanism, we do not have any further comments at this time. Please note, however, that notwithstanding this decision to not issue additional comments at present, all persons who are by statute and rule responsible for the adequacy and accuracy of the disclosure continue to remain responsible for ensuring compliance with Section 14(e) of the Exchange Act, Regulation 14(e) and Rule 13e-4.

Please contact Nicholas Panos, Senior Special Counsel, at (202) 551-3266 or me at (202) 551-3641 with any questions.

Sincerely,

/s/ Geoff Kruczek

Geoff Kruczek
Attorney-Advisor
Office of Mergers & Acquisitions